UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

December 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 38.3%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Holdings Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 46,804,301
	8	Shared Voting Power 0
	9	Sole Dispositive Power 46,804,301
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 46,804,301
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 52.7%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Bio Garden Inc.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,645,772
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,645,772
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,645,772
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 19.9%
14		Type of Reporting Person (See Instructions) CO

1		Name of Reporting Persons Excellent China Healthcare Investment Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,903,454
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22.2%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Magnum Opus 2 International Holdings Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,903,454
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22.2%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Yuen Kam
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,069,805
	8	Shared Voting Power 17,667,358
	9	Sole Dispositive Power 32,069,805
	10	Shared Dispositive Power 17,667,358
11		Aggregate Amount Beneficially Owned by Each Reporting Person 49,737,163
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 41.2%
14		Type of Reporting Person (See Instructions) IN

This Amendment No. 19 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”), Excellent China Healthcare Investment Limited (“ECHIL”), Magnum Opus 2 International Holdings Limited (“MO2”) and Yuen Kam (“Mr. Kam”).

This Amendment No. 19 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015, November 3, 2015, November 5, 2015, November 13, 2015 and November 30, 2015 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 4, 2015, Golden Meditech, COM Company Limited (“COM”), a wholly-owned subsidiary of Golden Meditech, Mr. Kam and Blue Ocean Structure Investment Company Ltd. (“Blue Ocean”) entered into a note subscription agreement (the “Subscription Agreement”), pursuant to which Golden Meditech agreed to issue, through COM, and Blue Ocean agreed to subscribe for, a promissory note in the principal amount of US$200 million (the “First Promissory Note”) and at the sole option of Blue Ocean, a second promissory note in the principal amount of up to US$50 million (the “Second Promissory Note”, and together with the First Promissory Note, the “Promissory Notes”). Golden Meditech currently intends to apply all the proceeds from the subscription of the Promissory Notes to pay for the ECHIL Notes and Magnum-GM Note.

The term of the First Promissory Note is three years, subject to early redemption provisions and may be extended from three years to four or five years at the sole discretion of Blue Ocean. The interest rate on the First Promissory Note is 5% per annum for every 12-month period, which may be adjusted to 12% upon the occurrence of certain specified events set forth in the First Promissory Note, including a Restructuring Failure (as defined below). Blue Ocean will be entitled to an annualized internal rate of return equal to (i) 15% (if the applicable interest rate is 5% during that period) or (ii) 22% (if the applicable interest rate is 12% during that period). The interest received by Blue Ocean under the First Promissory Note will be included as part of its investment return.

The parties agree to negotiate in good faith and use their respective best efforts to restructure the First Promissory Note so that, (x) Blue Ocean will have the option to exchange the First Promissory Note for Ordinary Shares of the Company under a new structure based on the non-binding principles set forth in the First Promissory Note, and (y) Golden Meditech will participate in the new structure (the “Restructuring”). If the Restructuring has not been mutually agreed within six months of the date of the First Promissory Note and/or subject to the parties reaching definitive agreement, completed within nine months of the date of the First Promissory Note, a “Restructuring Failure” will be deemed to have occurred.

During the term of the First Promissory Note, Blue Ocean has the option to require COM to redeem the First Promissory Note in whole or in part, at the applicable redemption price, upon the occurrence of certain specified events set forth in the First Promissory Note, including a Restructuring Failure or the going-private transaction involving the Company proposed by Golden Meditech has been terminated or has not been completed by the agreed time.

The closing of the subscription of the First Promissory Note (the “First Closing”) will take place on December 8, 2015 (or any other date agreed in writing by the parties to the Subscription Agreement) and is conditional upon, among other conditions, (i) completion of Blue Ocean’s due diligence on COM, COS Company Limited (a subsidiary of COM), the Company and the Company’s direct and indirect subsidiaries (collectively, the “Target Group”), and (ii) Golden Meditech and Mr. Kam each providing a guarantee whereby Golden Meditech and Mr. Kam guarantee to Blue Ocean the performance of the obligations of the Target Group under the Subscription Agreement, the Promissory Notes and other transaction documents.

The principal terms of the Second Promissory Note are substantially the same as the First Promissory Note, except for the following material differences:  if the closing of the subscription of the Second Promissory Note (the “Second Closing”) occurs after 10 business days from the First Closing, then the interest on the principal amount of the Second Promissory Note will accrue as of the date of the Second Closing and all provisions relating to the payment of interest will be adjusted accordingly.

The Second Closing is conditional upon, among other things, the occurrence of the First Closing.

The description of the Subscription Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 30 and is incorporated by reference in its entirety into this Item 3.

Item 4.                          Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Subscription Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Subscription Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 7.                          Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description
Exhibit 30	Subscription Agreement, dated as of December 4, 2015, among Golden Meditech, COM, Mr. Kam and Blue Ocean.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

EXCELLENT CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

MAGNUM OPUS 2 INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam